Prospectus Supplement No. 16 (to Prospectus dated March 25, 2014)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on January 14, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 16 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 16 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and this Prospectus Supplement No. 16, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on January 13, 2015 was $0.86 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending September 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 14, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 14, 2015

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On January 14, 2015, Regado Biosciences, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, fibrosis and inflammation, Landmark Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) and, solely with respect to Section 5.14 of the Merger Agreement, Brent Ahrens, as the agent of Tobira’s stockholders, pursuant to which the Merger Sub will be merged with and into Tobira (the “Merger”), with Tobira surviving the Merger as a wholly-owned subsidiary of the Company. A copy of the press release issued by the Company titled “Regado Biosciences and Tobira Therapeutics Announce Merger Agreement to Create Leading NASH Company” is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The terms of the Merger Agreement, including the conditions thereto, will be described in a subsequent filing on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, the Company plans to file with the SEC a proxy statement of the Company, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the proxy statement and other filings containing information about the Company and Tobira may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.regadobiosciences.com under the heading “Investors / SEC Filings.”

The Company and Tobira and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Tobira’s stockholders in connection with the Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated January 14, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ Michael A. Metzger
Name:	Michael A. Metzger
Title:	Chief Executive Officer, President and Chief Operating Officer

Date: January 14, 2015

REGADO BIOSCIENCES, INC.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated January 14, 2015

Exhibit 99.1

Regado Biosciences and Tobira Therapeutics Announce Merger Agreement to Create Leading NASH Company

Closing Cash Balance of Approximately $60 Million Provides Financing Through Phase 2b NASH Program

Conference Call Scheduled for Tuesday, Jan. 20, 8:30 a.m. EST

San Francisco, Calif., and Basking Ridge, NJ, Jan. 14 , 2015 – Regado Biosciences, Inc. (NASDAQ: RGDO) and Tobira Therapeutics, Inc. today announced that they have entered into a definitive agreement under which privately-held Tobira will merge with a wholly-owned subsidiary of Regado in an all-stock transaction. The merger will create a company focused on the development of novel treatments for liver and inflammatory diseases. Tobira’s lead product, immunomodulator and anti-fibrotic agent cenicriviroc (CVC), received Fast Track Designation and is currently in a Phase 2b trial in non-alcoholic steatohepatitis (NASH). Upon closing of the transaction, Regado will be renamed Tobira Therapeutics, Inc., and will be under the leadership of Tobira’s chief executive officer, Laurent Fischer, M.D.

A Tobira investor syndicate has committed to invest up to $22 million in the combined company. This financing is expected to fully fund the CVC development program through the completion of the Phase 2b program. The financing is expected to close before or concurrently with the completion of the merger with Leerink Partners and Oppenheimer & Co. expected to act as financial advisors. All of Tobira’s preferred stock investors, including Domain Associates, Novo Ventures, Frazier Healthcare, Montreux Equity Partners and Canaan Partners, have committed to participate in the financing. Total cash balance of the combined company following the closing of the merger and the financing is expected to be approximately $60 million.

“Following an extensive and thorough review of strategic alternatives, we believe the proposed merger with Tobira provides the opportunity for substantial returns for Regado shareholders,” said Michael A. Metzger, Regado’s president and chief executive officer. “We expect Tobira to be the next breakout company in NASH based on the best-in-class profile and potential of their lead drug CVC. The merged company will derive a significant advantage from the extensive clinical, commercial and transactional expertise of the combined board and management teams. We are optimistic that the strength of the leadership team, coupled with the cash Regado will contribute to the merger, will enable CVC to reach significant value inflections in the near term.”

Laurent Fischer, M.D., chairman and chief executive officer of Tobira, said, “The merger and concurrent financing will allow the company to fully fund Tobira’s ongoing Phase 2b CENTAUR study of CVC in patients with NASH and liver fibrosis. We expect to have top line data from the study in the second quarter of 2016. In addition, the strong closing balance sheet allows us to expand our NASH program with additional studies of CVC in non-alcoholic fatty liver disease and combination settings that will help position CVC as a cornerstone therapy for this troubling complication of the ongoing obesity epidemic.”

CVC is a first-in-class immunomodulator and the only compound in development for NASH that targets inflammation and fibrosis. CVC has been evaluated in approximately 580 subjects across clinical programs. CVC is being evaluated in patients with NASH for its potential to reduce liver inflammation and slow down or reverse progression of liver fibrosis or progression to cirrhosis.

The CENTAUR study is a randomized, double-blind Phase 2b study of a single 150 mg tablet of CVC given once daily versus placebo in patients with NASH and liver fibrosis. CENTAUR is an international study with planned treatment centers across North America, Europe, Hong Kong and Australia. The study will enroll approximately 250 patients and will evaluate the non-alcoholic fatty liver disease (NAFLD) activity score (NAS) and resolution of NASH without worsening of liver fibrosis after one and two years of treatment as compared to placebo. These endpoints are aligned with findings and recommendations from an American Association for the Study of Liver Diseases (AASLD) – FDA joint workshop that identified potentially acceptable surrogate endpoints for clinical studies of agents for NASH and liver fibrosis, a disease for which no treatments are approved.

Details of the Proposed Transaction

On a pro forma basis and based upon the number of shares of Regado common stock to be issued in the merger, current Regado shareholders will own approximately 32% of the combined company and current Tobira shareholders will own approximately 68% of the combined company (determined before accounting for the financing transaction discussed above). The actual allocation will be subject to adjustment based on Regado’s net cash balance. The transaction has been approved by the board of directors of both companies. The merger is expected to close in the second quarter of 2015, subject to the approval of the stockholders of each company as well as other customary conditions.

MTS Health Partners, L.P., and Cowen and Company, LLC, served as financial advisors, and Cooley LLP served as legal counsel to Regado and Gunderson Dettmer LLP served as legal counsel to Tobira with respect to the transaction.

Management and Organization

Following the merger, the company will be led by Dr. Fischer as chief executive officer. The board of directors of the combined company will be comprised of nine representatives, three of whom will be designated by Regado and the remaining six of whom will be designated by Tobira. Dennis Podlesak, current chairman of Regado’s board, will be chairman of the board of the combined company. The corporate headquarters will be located in South San Francisco, California.

Conference Call

Interested participants and investors may access the conference call by dialing (888) 347-1165 for domestic callers or (412) 902-4276 for international callers. The conference call will be webcast live under the investor relations section of the Regado website at www.regadobio.com and will be archived there for 60 days following the call.

About Cenicriviroc & NASH

Cenicriviroc (CVC) is an oral, once daily, first-in-class dual CCR2/CCR5 antagonist with implications in fibrosis and HIV-1. Both the CCR2 and CCR5 pathways play a key role in the cycle of inflammation and fibrosis and CVC has been shown in clinical trials to bind to both CCR2 and CCR5 targets. CVC’s safety and tolerability profile has been evaluated in approximately 580 subjects who have been dosed in Phase 1 and Phase 2 trials, including 115 HIV-1 infected subjects on treatment for up to 48 weeks. NASH is a disease that affects three to five percent of the U.S. population and can lead to liver cirrhosis and liver cancer. Currently there are no approved treatments for NASH. Tobira believes CVC has the potential to play a differentiated role in the management of this chronic disease and expects the eventual management of NASH will include multi-targeted combination treatment approaches, much the same as HIV-1 is treated today.

About Regado Biosciences

Regado Biosciences, Inc. is a development stage biotechnology company that was engaged in the development of therapies using actively controlled aptamer technology, which is designed to give physicians the ability to control the therapeutic effect in real time. In August, 2014, the Company announced the termination of its Phase 3 REGULATE-PCI study due to safety concerns with its lead drug Revolixys. The Company subsequently announced the planned reorganization of its business and the pursuit of strategic alternatives led by its financial advisors MTS Health Partners and Cowen and Company, LLC. No further development activities are ongoing nor have any been planned for the Regado pipeline. The final results of the REGULATE-PCI study will be presented at one or more upcoming medical meetings in the first half of 2015. More information can be found at www.regadobio.com.

About Tobira Therapeutics

Tobira is a clinical-stage biopharmaceutical company focused on the development and commercialization of therapies to treat liver disease, inflammation, fibrosis and HIV. The company’s lead product, cenicriviroc (CVC), is a first-in-class immunomodulator and dual inhibitor of CCR2 and CCR5 being evaluated for the treatment of non-alcoholic steatohepatitis (NASH) and HIV. Tobira is actively enrolling patients in a Phase 2b clinical trial called CENTAUR to evaluate CVC in patients with NASH and liver fibrosis. Tobira also plans to advance CVC in a fixed-dose combination for HIV type 1 infection through Phase 3 development and commercialization in collaboration with a strategic partner or with non-dilutive financing. Learn more at www.tobiratherapeutics.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company, the alternatives to the proposed merger, and plans with respect to financing for the combined company) constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control.

Risks and uncertainties for Regado and Tobira and of the combined company include, but are not limited to: inability to complete the proposed merger and other contemplated transactions in connection with the merger; liquidity and trading market for shares prior to and following the consummation of the proposed merger and proposed financing; costs and potential litigation associated with the proposed merger; failure or delay in obtaining required approvals by the SEC or any other governmental or quasi-governmental entity necessary to consummate the proposed merger, including our ability to file an effective proxy statement in connection with the proposed merger and other contemplated transactions in connection with the merger, which may also result in unexpected additional transaction expenses and operating cash expenditures on the parties; an inability or delay in obtaining required regulatory approvals for product candidates, which may result in unexpected cost expenditures; the price of the proposed financing transaction in connection with the proposed merger and contemplated transactions in connection with the merger being materially lower than the trading price of Regado’s common stock at the time of such financing; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; failure to realize any value of certain product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing products; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for the combined company’s products may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; loss of or diminished demand from one or more key customers or distributors; unexpected cost increases and pricing pressures; continuing or deepening economic recession and its negative impact on customers, vendors or suppliers; failure to obtain the necessary stockholder approvals or to satisfy other conditions to the closing of the proposed merger and the other contemplated transactions; a superior proposal being submitted to either party; uncertainties of cash flows and inability to meet working capital needs; cost reductions that may not result in anticipated level of cost savings or cost reductions prior to or after the consummation of the proposed merger; and risks associated with the possible failure to realize certain benefits of the proposed merger, including future financial, tax, accounting treatment, and operating results. Many of these factors that will determine actual results are beyond Regado’s, Tobira’s, or the combined company’s ability to control or predict.

Other risks and uncertainties are more fully described in periodic filings with the Securities and Exchange Commission (the “SEC”), including the factors described in the section entitled “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the SEC, and in other filings that Regado makes and will make with the SEC in connection with the proposed transactions, including the proxy statement described below under “Important Information and Where to Find It.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this press release speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this news release to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

Important Information and Where to Find It

Regado and Tobira and certain of their directors and executive officers may become participants in solicitation of proxies from Regado stockholders in connection with the proposed transactions. Additional Information regarding persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of the Regado stockholders in connection with the proposed merger, and who have interests, whether as security holders, directors or employees of Regado or Tobira or otherwise, which may be different from those of Regado stockholders generally, will be provided in the proxy statement and other materials to be filed with the SEC.

Each of Regado’s board of directors, Dennis Podlesak, Jeff Clark, Drew Fromkin, Anton Gopka, Pierre Legault, Michael Mendelsohn, P. Sherrill Neff, Jesse Treu and Michael Metzger; Regado’s executive officers, Michael Metzger (President and Chief Executive Officer) and Don Elsey (Senior Vice President, Finance and Chief Financial and Compliance Officer); Tobira’s board of directors, Eckard Weber, Laurent Fischer, Carol Brosgart, Patrick Heron, Craig Gibbs, Jeffrey Cooper, Dr. Graeme Moyle and Gwen Melincoff; and Tobira’s executive officers, Laurent Fischer (Chief Executive Officer), Christopher Peetz (Chief Financial Officer and Secretary), Eric Lefebvre (Chief Medical Officer), Helen Jenkins (Chief Operating Officer), and Martine Kraus (Vice President, Regulatory Affairs); may be deemed “participants” in the solicitation of proxies from the Regado stockholders in connection with the proposed transactions.

Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement referred to above. Additional information regarding Regado’s directors’ and executive officers’ respective interests in Regado by security holdings or otherwise is set forth in Regado’s proxy statement relating to the 2015 annual meeting of stockholders filed with the SEC on May 5, 2014.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A definitive proxy statement and a proxy card will be filed with the SEC and will be mailed to Regado’s stockholders seeking any required stockholder approvals in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT REGADO MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders may obtain, free of charge, copies of the definitive proxy statement and any other documents filed by Regado with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov), at Regado’s website or by writing to the Secretary, Regado, Inc. at 106 Allen Road, Basking Ridge, NJ 07920.

Tobira Contacts:

Chris Peetz

Chief Financial Officer

Tobira Therapeutics

(650) 351-5018

cpeetz@tobiratherapeutics.com

Mark Corbae

Canale Communications

(619) 849-5375

mark@canalecomm.com

Regado Contacts:

Don Elsey

Chief Financial Officer

Regado Biosciences, Inc.

(908) 580-2113

delsey@regadobio.com

David Schull

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com